                                      EXHIBIT 4

                  Portion of Articles of Incorporation, as amended,
                         defining the rights of stockholders

                                      ARTICLE IV
                                 NO PREEMPTIVE RIGHTS

         No holder of any class of stock in the corporation shall have a preemptive right as defined in the Minnesota Statutes, Section 302A.413, to acquire any rights to purchase securities of the Corporation or a certain fraction of the unissued securities before the Corporation may offer them to other person(s), other than such rights (if any) as the Board of Directors, in its discretion, may determine from time to time.

                                      ARTICLE V
                                 NO CUMULATIVE VOTING

         No shareholder shall have the right to cumulative voting in the election of directors or in any and all other matter(s) to come to a vote before the shareholders.

                                      ARTICLE VI
                               LIMITATION OF LIABILITY

         No direction of the corporation shall be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director; provided, that such limitation upon a director's liability shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or itss shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 302A.559 or 80A.23 of the Minnesota Statutes; (iv) for any transaction from which the director derived an improper personal benefit; or (v) for any act or omission occurring prior to the date this provision becomes effective.